EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
March 31, 2011

Income before provision for income taxes and fixed charges (Note A)	$124,864,417

Fixed charges:
Interest on long-term debt	$42,106,927
Interest on short-term debt	417,009
Interest on trust preferred securities	1,027,083
Other interest	(2,918,489)
Rental expense representative of an interest factor (Note B)	5,656,484

Total fixed charges	$46,289,014

Ratio of earnings to fixed charges	2.70X

NOTE A:           For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B:             One-third of rental expense (which approximates the interest factor).